SONS OF GWALIA LTD
ABN 46 008 994 287

02 MAR 13 AM 8:54

GWALIA

FILE NBR 82-1039

PKL:KS:02.094
27 February 2002

02015792

Mr Samuel Wolff
Special Counsel
Securities & Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Washington DC, 20549
U.S.A.

SUPPL

Dear Sir

In accordance with Rule 12g3-2(b) of the Securities Exchange Act, we enclose herewith the following, which has been released to the Australian Stock Exchange:

- Appendix 3E Daily share buy-back notice (except minimum holding buy-back and selective buy-back) dated 25 February 2002/

Yours faithfully

for PETER LALOR
EXECUTIVE CHAIRMAN

PROCESSED
MAR 2 7 2002
THOMSON FINANCIAL

cc: Jo Ann R Ward
Citibank NA
New York

Encl

dw 3/13

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel (61-8) 9263 5555 Fax (61-8) 9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C.

Name of entity	ACN or ARBN
SONS OF GWALIA LTD	008 994 287

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	15 JUNE 1998

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day 25 Feb 2002
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	2,463,469	10,000
4	Total consideration paid or payable for the shares	$11,973,274.56	$66,007.50
5	If buy-back is an on-market buy-back	Highest price paid: $8.66 Date: 20.07.01 Lowest price paid: $3.76 Date: 08.06.99	Highest price paid: $6.70 Lowest price paid: $6.54 Highest price allowed under rule 7.33: $7.548

+ See chapter 19 for defined terms.

Participation by directors

6 If buy-back is an on-market buy-back – name of each director and +related party of a director from whom the company bought back shares on the previous day, the number of shares which the company bought back from each named director or +related party, and the consideration payable for those shares.	N/A

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares – the remaining number of shares to be bought back are	2,526,531

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... (Company Secretary) Date: 25 February, 2002

Print name: STEPHEN PEARCE

== == == == ==

+ See chapter 19 for defined terms.